Exhibit  (a)(2)

February 20, 2009

Subject: Stock Option Repurchase Offer

Dear Cray Employee/Director:
This message is to notify you that Cray Inc. (the “Company”) is conducting a stock option repurchase program.  This is a voluntary program for all current employees and directors who have outstanding vested and unvested options to purchase shares of our common stock that meet all the following criteria (“Eligible Options”):
•	the options were granted on or after January 1, 2000, and on or before April 30, 2007,

•	the options have a current per share exercise price of $8.00 per share or higher, and

•	the options are currently outstanding (that is, were not previously exercised, expired, terminated or forfeited) and remain outstanding on the expiration date of the offer.
This offer is open until 11:59 p.m. Pacific Time, Friday, March 20, 2009 (unless we decide to extend the offer).
You may elect to sell some, all or none of your Eligible Options to the Company for a cash payment in the range of $0.100 to $0.801 per Eligible Option that will be paid (subject to tax and other withholding) on the first administratively practicable payroll date following the expiration date of this offer. However, if you choose to tender any particular Eligible Option you must tender that Eligible Option in full.
The calculation of the cash payment price for each Eligible Option, which is based on the commonly used “Black-Scholes” option valuation method, is described in the offering materials. The price varies primarily depending on the remaining term and the exercise price of each Eligible Option. Your right to participate in the repurchase program is subject to your continued employment with Cray through the Expiration Time, as stated in the offering materials.
The offer is subject to numerous terms and conditions set forth in the accompanying “Offer To Purchase For Cash Stock Options Granted Under Cray Inc. Stock Option Plans” and other offering documents, all of which are posted on “Inside Cray” and as described below. We are sending to each Eligible Holder a Letter of Transmittal that includes that Holder’s Eligible Options, the Cash Payment being offered for each Eligible Option and a place for you to elect whether you wish to tender each Eligible Option to the Company. Your completed Letter of Transmittal, which includes your election to participate, must be received by us in Seattle by the Expiration Time to be accepted by us.

The Schedule TO, the Offer to Purchase and other offering materials describing in detail the offer to repurchase your Eligible Options and the form of Letter of Transmittal needed to accept this offer were filed with the Securities and Exchange Commission on February 20, 2009. In addition, they are posted for employees on “Inside Cray” under “Stock Option Repurchase Program” and for the directors on the Directors’ secure shared folder.
The offering materials describe this stock option repurchase program in detail, including possible benefits and risks of this program.  As this offering is subject to the federal securities laws, the offering materials are quite detailed.  Please take the time to review these documents and consider your decision carefully before you complete and return your Letter of Transmittal. As noted below, at your request we will deliver to you paper copies of the offering materials at no charge.
If you wish to review your existing options, you can do so by logging into your Fidelity account at http://401k.com. As stated earlier we are sending to each Eligible Holder a list of that Holder’s individual Eligible Options as part of the Letter of Transmittal; the list includes the Cash Payment being offered for each Eligible Option.
If you believe you have not received the necessary documentation in connection with the tender offer, if you would like us to send to you a paper copy of the offering materials or if you have any questions about the documentation you have received, please contact us by email at optionrepurchase@cray.com, or via mail, interoffice mail or courier to us at our Seattle corporate headquarters, Attention: Cheryl Bird. We will also be notifying all Eligible Holders of meetings to explain the offer and answer your questions.
From: Peter J. Ungaro, President and Chief Executive Officer